[LOGO]   Koor Industries Ltd.
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                                                         Office of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax.972-3-6238425

                                                         26 March 2003


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The Securities Authority        The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.          54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464                 Tel Aviv 65202                   Jerusalem 91007
Fax: 02-6513940                 Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (No. 3/2003)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Today in the morning hours, the Company has published in the United States a press release regarding the following matter:

          o Extension of maturity of Koor's long-term bullet loan from the First International Bank.

     2.   Attached please find the press release.



                                           Yours Sincerely,

                                           Shlomo Heller, Adv.
                                              Legal Counsel


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[LOGO]              Koor Industries Ltd.
                    Platinum House
                    21 Ha'arba'ah Street
                    Tel Aviv, Israel 64739
                    Tel.972.3.623.8333
                    Fax.972.3.623.8334
                    www.koor.com




KOOR INDUSTRIES LTD. COMPLETES ADDITIONAL RESCHEDULING OF DEBT

TEL AVIV, Israel - March 26, 2003 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today the signing of an agreement with the First International Bank of Israel Ltd. ("FIBI") to extend the maturity of Koor's $77 million (NIS 363 million) long-term bullet loan by one year, until December 2005.

Yuval Yanai, Senior Vice President and Chief Financial Officer of Koor said, "This is an additional step in our efforts to enhance our financial strength. Going forwards, this agreement will give us additional flexibility to seek new opportunities to enhance the value of our portfolio."

About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel.     +9723 6238 310
Fax.     +9723 6238 313
www.koor.com
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Forward  looking  statements  in this  release  involve  a number  of risks  and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.